FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 9, 2012 regarding completion of transfer of hard disk drive business to Western Digital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 9, 2012	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Completes Transfer of Hard Disk Drive Business to

Western Digital

Tokyo, March 9, 2012 — Hitachi, Ltd. (NYSE:HIT / TSE:6501, “Hitachi”) announced that it has completed its transfer of Hitachi’s Hard Disk Drive (HDD) business to Western Digital Corporation (NYSE: WDC, “WD”), effective March 8, 2012 (U.S. time).

Hitachi transferred all shares of Hitachi Global Storage Technologies (“Hitachi GST”)’s holding company, Viviti Technologies Ltd. (“Viviti”) to WD for $3.9 billion in cash and 25 million shares of WD common stock valued at approximately $0.9 billion, which totaled to value of approximately $4.8 billion.

Hitachi now owns approximately 10 percent of WD shares outstanding and has a right to designate two individuals to the board of directors of WD. Steve Milligan, President and Chief Executive Officer of Hitachi GST, will join WD’s senior management team as president.

1. Outline of Company Whose Shares to Be Transferred

1)	Corporate name	:	Viviti Technologies Ltd.
2)	Headquarters	:	Singapore (1)
(1) Hitachi GST’s headquarters is located at San Jose, California, U.S.A.
3)	Name and Title of Representative	:	Steve Milligan, President & CEO
4)	Description of Businesses	:	Development, manufacture and sale of HDDs
5)	Date Established	:	October 5, 2010
6)	Paid-in capital	:	US$2,029 million (As of December 31, 2011)
7)	Major Shareholder and Shareholdings	:	Hitachi 100% (As of December 31, 2011)
8)	Sales	:	US$5,773 million (460.8 billion yen) (January-December 2011)
9)	Relationships with Hitachi Capital Relationships	:	Hitachi holds all issued shares of Viviti.
	Personnel Relationships	:	A total of five persons from Hitachi, including one Executive Officer serve as Directors at Viviti.
	Transaction Relationships	:	Hitachi procures HDDs from Hitachi GST.
Hitachi conducts fund transactions with Hitachi GST under the Hitachi Group’s cash pooling system.

10)	Three-Year Summary of Business Performance and Financial Condition;

Period recorded for Hitachi’s consolidated accounting purpose		FY 2009	FY 2010	FY 2011
Shipment Period		Jan.2009 to Dec.2009	Jan.2010 to Dec.2010	Jan.2011 to Dec.2011
Revenue	Billions of yen	451.7	526.8	460.8
	Millions of U.S. $	4,821	6,003	5,773
Operating income	Billions of yen	9.2	57.2	36.8
	Millions of U.S. $	106	645	464

Total shareholder’s equity	Millions of U.S. $	596	1,244	1,678

Total assets	Millions of U.S. $	3,067	3,657	3,420

2. Outline of Company Who Acquired the Transferred Shares

1)	Corporate name	:	Western Digital Corporation
2)	Headquarters	:	Irvine, California, U.S.A.
3)	Name and Title of Representative	:	John F. Coyne, President & CEO
4)	Description of Businesses	:	Development, manufacture and sale of HDDs
5)	Date Established	:	April 23, 1970
6)	Paid-in capital	:	US$ 1,093 million (As of July 1, 2011)
7)	Major Shareholders and Shareholdings	:	Tradewinds Global Investors, LLC 6.9% THE VANGUARD GROUP, INC. 5.8% (As of December 31, 2011)
8)	Total shareholder’s equity	:	US$5,488 million (As of July 1, 2011)
9)	Total assets	:	US$8,118 million (As of July 1, 2011)
10)	Sales	:	US$9,526 million (July 2010-June 2011)
11)	Relationships with Hitachi Capital Relationships	:	Not applicable
	Personnel Relationships	:	Not applicable
	Transaction Relationships	:	Hitachi procures HDDs from WD.

3. Status of Shareholdings Before and After the Transfer

Number of shares (shareholding ratio) before transfer :

WD 0(0%), Hitachi 88,418,001(100%)

Number of shares (shareholding ratio) after transfer :

WD 88,418,001(100%), Hitachi 0(0%)

4. Transfer Price

US$3.9 billion and 25 million shares of WD stock valued at approximately $0.9 billion

5. Date of Share Transfer

March 8, 2012 (U.S. time)

6. Effect of this Transaction on the Business Results of Hitachi

Hitachi will post gain on the sale of securities of 191.0 billion yen (2) for the year ending March 31, 2012 on consolidated basis due to this transfer.

On non-consolidated basis, Hitachi will record 262.9 billion yen (2) of extraordinary gain on the sale of subsidiary shares.

Hitachi currently examines consolidated basis business forecasts, taking into consideration this effect and other factors. Hitachi will promptly announce any revision to its business forecasts when it is necessary.

(2)	Gain on the sale of securities and extraordinary gain on the sale of subsidiary shares may be amended by applying the terms of price adjustments.

About Western Digital Corporation

WD, one of the storage industry’s pioneers and long-time leaders, provides products and services for people and organizations that collect, manage and use digital information. The company designs and produces reliable, high-performance hard drives and solid state drives that keep users’ data accessible and secure from loss. Its advanced technologies are configured into applications for client and enterprise computing, embedded systems and consumer electronics, as well as its own consumer storage and home entertainment products.

WD was founded in 1970. The company’s storage products are marketed to leading OEMs, systems manufacturers, selected resellers and retailers under the Western Digital® and WD brand names. Visit the Investor section of the company’s Web site (www.westerndigital.com) to access a variety of financial and investor information.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

Western Digital Safe Harbor

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used, the words “anticipates”, “believes”, “expects”, “may”, “should” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to the expected timing of the completion of the acquisition. These forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to, the risk that one or more conditions to the closing is not timely satisfied or waived by the parties; and other risks and uncertainties listed in the company’s filings with the Securities and Exchange Commission (the “SEC”), including the company’s recent Form 10-Q filed with the SEC on January 27, 2012, to which your attention is directed. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Hitachi, Ltd. Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen against other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum, synthetic resins, rare metals and rare-earth minerals, or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit-related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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